Exhibit 1.02

Conflict Minerals Report of Stratasys Ltd.

This is the Conflict Minerals Report of Stratasys Ltd. for calendar year 2013 (excepting Conflict Minerals that, prior to January 31, 2013, were located outside of the supply chain) in accordance with Rule13p-1 of the Securities Exchange Act of 1934 (“Rule 13p-1”) and Form SD. Numerous terms in this Report are defined in Form SD. The reader is referred to Form SD and to 1934 Act Release No. 34-67716 (August 22, 2012) for such definitions.

Stratasys Ltd. is the product of the 2012 merger of two leading additive manufacturing companies, Stratasys, Inc. and Objet Ltd. Our ordinary shares are listed on the NASDAQ Global Select Market under the trading symbol “SSYS”. We have dual headquarters. One of our two principal places of business is located at 7665 Commerce Way, Eden Prairie, Minnesota. Our registered office and other principal place of business is located at 2 Holtzman Street, Science Park, P.O. Box 2496, Rehovot 76124, Israel.

Stratasys Ltd. is a leading global provider of additive manufacturing, or AM, solutions for the creation of parts used in the processes of designing and manufacturing products and for the direct manufacture of end parts. Our solutions are sold under eight brands, with products ranging from entry-level desktop 3D printers to systems for rapid prototyping, or RP, and large production systems for direct digital manufacturing, or DDM, and related services offerings. We also develop, manufacture and sell materials for use with our systems. Our services offerings include professional services as well as paid parts (provided printed parts).

We offer a broad range of systems, consumables and services for additive manufacturing. Our wide range of solutions, based on our proprietary AM technologies and production materials, enhance the ability of designers, engineers and manufacturers to:

•                  Visualize and communicate product ideas and designs;

•                  Verify the form, fit and function of prototypes;

•                  Manufacture tools, jigs, fixtures, casts and injection molds used in the process of manufacturing end-products;

•                  Manufacture customized and short-run end-products more efficiently and with greater agility; and

•                  Produce objects that could not otherwise be manufactured through subtractive manufacturing methodologies.

Our product portfolio consists of four series of AM systems and the consumables used in those systems. These series are the MakerBot desktop series, the Idea Series, the Design Series, and the Production Series. We sell seven different brands across these product series: MakerBot, Mojo, uPrint, Dimension, Objet, Fortus and SolidScape.

Our AM systems are described below:

•                  MakerBot desktop series: Our MakerBot desktop series represents our 3D desktop printers. These printers are affordable, designed for easy, desktop use and are typically used by individuals operating alone or within an enterprise. The MakerBot portfolio includes the Replicator printer series as well as the recently introduced Digitzer, which is a 3D scanner that allows customers to scan an object and convert it into a digital file that can subsequently be printed.

•                  Idea Series: The Idea Series includes our lower capacity, affordable set of 3D printers for professional use. This series comprises the MoJo and uPrint product families, both of which are FDM-based. These products are designed for easy use in an office environment and produce professional grade parts using our ABS line of thermoplastics.

•                  Design Series: Our Design Series includes the Dimension and Objet brands. The Dimension brand features our FDM technology and the Objet brand features our PolyJet-based technology. The technology available in this series makes it well suited for all aspects of Rapid Prototyping, from design visualization and communication to form and fit verification to model building for functional testing. The Dimension product line uses our FDM technology and allows users to create parts in ABSplus plastic. The Objet branded products include the Connex, Eden and Desktop 3D printers. Connex is our most advanced PolyJet-based printer line featuring the highest capacity and offering the broadest set of features, including the ability to jet three materials simultaneously, with rigid, flexible and color characteristics, in virtually unlimited combinations, in a single build.

•                  Production Series: The Production Series includes our Fortus and SolidScape brands, both of which are typically used for DDM applications. Our Fortus family of products is based on FDM technology and offers large build envelopes and multiple material options. Fortus 3D Production Systems produce accurate, durable prototypes and production-grade parts and end-products using high-performance thermoplastics. We also offer our SolidScape line of 3D printers for DDM applications. This line of products combines patent-protected, SCP thermoplastic ink-jetting technology and high-precision milling of each layer, with our proprietary graphical front-end ModelWorks software.

Our products and services are used in different applications by customers in a broad array of verticals, including aerospace, automotive, dental and jewelry. Our customers range from individuals and smaller businesses to large, global enterprises, and we include a number of Fortune 100 companies amongst our customers.

As an issuer that offers products that include tin, tungsten, tantalum and gold (“Conflict Minerals”) necessary in our manufactured products, we are subject to Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 Section 1502 reporting requirements associated with Conflict Minerals, and the SEC’s Rule 13p-1.

1.              Reasonable Country of Origin Inquiry

In accordance with our Conflict Minerals Policy, Stratasys has concluded in good faith that during the 2013 calendar year, we have manufactured and contracted to manufacture products containing all four Conflict Minerals and have determined that the use of these minerals is necessary to the functionality or production of these products.

We performed a reasonable country of origin inquiry (“RCOI”) simultaneously with the due diligence phase in which we engaged to determine whether the Conflict Minerals necessary to the functionality or production of our products were or were not “DRC conflict free,” due to the large number of applicable suppliers from which we source materials that we surveyed and the time frame in which we needed to complete both the RCOI and due diligence. Our RCOI employed several methods to assess whether the necessary Conflict Minerals in our products originated from the Democratic Republic of the Congo or a country that shares an internationally recognized border with the Democratic Republic of the Congo (collectively, “Covered Countries”). These measures consisted primarily of the following actions:

a)             Internal assessments of our products to determine which contain or may contain necessary Conflict Minerals.

b)             Solicitation of survey responses from relevant suppliers of components of these products using the standard template designed by the Electronic Industry Citizenship Coalition® (EICC®) and The Global e-Sustainability Initiative (GeSI) (the “Conflict Minerals Reporting Template”). We engaged our supply chain to respond to the Conflict Minerals Reporting Template by referring suppliers to training materials that included an overview of the law and instructions on how to complete the Conflict Minerals Reporting Template.

c)              Assessment of responses received for information that would identify as inconsistent, incomplete, or inaccurate responses. Responses that failed any of the “red flag” review tests were identified for additional follow up.

d)             To non-responsive suppliers, we sent periodic reminders to provide surveys or updated responses.

Based on the RCOI conducted, Stratasys has reason to believe that a portion of the Conflict Minerals necessary to the functionality of its products originated in the Democratic Republic of the Congo or an adjoining country and knows, or has reason to believe, that those necessary Conflict Minerals may not be from recycled or scrap sources. Based on this result, Stratasys conducted due diligence activities and details these efforts in this Conflict Minerals Report.

2.              Due Diligence Framework

Due diligence framework

In accordance with Rule 13p-1 and Form SD, we undertook due diligence to determine whether the Conflict Minerals necessary to the functionality or production of our products were or were not “DRC conflict free.”  We designed our due diligence measures to be in conformity, in all material respects, with the internationally recognized due diligence framework as set forth in the Organization for Economic Cooperation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD, 2013) (“OECD Framework”) and related supplements for Conflict Minerals.

Due diligence measures undertaken

The due diligence measures we undertook consisted primarily of:

a.  Establish company management systems

We established company management systems through the following actions:

•                  Established and published the Stratasys Conflict Minerals Policy (available here).

•                  Structured an internal management and cross functional team to support supply chain due diligence.

•                  Established a process whereby we engage with suppliers and refer them to training materials on line, which materials include an overview of relevant Conflict Minerals regulation and provide instructions on how to respond to the due diligence survey (which was based on the Conflict Minerals Reporting Template).

•                  Established a process whereby we communicate the due diligence efforts to customers, suppliers and other relevant functions in our organization, as applicable.

b.  Identify and assess risks in the supply chain

We assess two primary risks in our supply chain relating to our suppliers:  (1) the risk of not receiving on time and accurate information from the supplier with respect to its sourcing of Conflict Minerals based on the suppliers’ characteristics (criteria such as whether the supplier is a SEC filer, the supplier’s geographical location, etc.), which allows us to estimate the amount of time it will take the suppliers to respond to Stratasys information requests, and the reliability of the information provided by the suppliers; and (2) the risk of not being able to replace a supplier, should we determine that the risk of the supplier sourcing Conflict Minerals from sources that contribute to human rights abuses, based on the level of our dependency on the supplier’s goods (which we evaluated based on criteria such as volume of spend during 2013, ease of replacement of the supplier, etc.). We then assigned a risk assessment score to each supplier based on our analysis of each of these two risks relating to the supplier.

As a result of this assessment, we segmented our suppliers into three risk levels (high, medium and low) which allowed us to invest our communication and response validation efforts according to the supplier level of risk.

We received responses from suppliers representing a 40% response rate, containing the names and locations of smelters and refiners which process conflict minerals used in components provided by our suppliers.

c.  Design and implement a strategy to respond to identified risks

The findings of the supply chain risk assessment were and continue to be reported to designated members of our senior management. As part of our risk management strategy we are continuing the trade with the suppliers while Stratasys continues with its efforts to investigate its supply chain.

Stratasys contacts suppliers whose responses are identified as incomplete, inconsistent or inaccurate. Stratasys also reviews supplier responses to track smelters and refiners in our supply chain that supply us with Conflict Minerals and have not received a conflict-free designation based on the Conflict Free Sourcing Inititiave Conflict-Free Smelter Program or other independent third party validation program.

d. Review independent third-party audit of smelter/refiner due diligence practices

Stratasys is a downstream consumer of necessary Conflict Minerals and is many steps removed from smelters and refiners who provide minerals and ores. Therefore, Stratasys does not perform audits of smelters and refiners within the supply chain. As a result, Stratasys’ due diligence efforts relied on reviewing cross-industry initiatives such as those led by the EICC and GeSI, to conduct smelter and refiner due diligence.

e.  Report annually on supply chain due diligence

Stratasys’ Conflict Mineral Policy states that we will comply with Section 1502 of the Dodd Frank Act which includes filing a Form SD and this Conflict Minerals report with the SEC and posting publicly on the internet (http://www.stratasys.com/corporate/investor-relations/corporate-governance).

3.              Results of Assessment

Despite suppliers indicating that they source from the Covered Countries, these suppliers were unable to accurately report which specific smelters were part of the supply chain of the components that were sold to Stratasys in 2013.

As a result of this lack of information, Stratasys is unable to determine the full list of facilities used to process those necessary Conflict Minerals or their country of origin and to conclude whether or not the Conflict Minerals used in its products may have directly or indirectly financed armed groups in the Covered Countries. Stratasys’ efforts to determine the mine(s) or location of origin included the use of the due diligence measures described above.

Additional Risk Factors

The statements above are based on the RCOI process and due diligence performed in good faith by Stratasys. These statements are based on the infrastructure and information available at the time. A number of factors could introduce errors or otherwise affect our conflict free declaration.

These factors include, but are not limited to, gaps in product or product content information, gaps in supplier data, errors or omissions by or of suppliers, confusion over requirements of SEC final rules, gaps in supplier education and knowledge, lack of timeliness of data, public information not discovered during a reasonable search, errors in public data, language barriers and translation, supplier unfamiliarity with the protocol due to this being the first year for SEC disclosures for Section 1502 of Dodd-Frank, conflict area sourced materials being declared secondary materials, companies going out of business in 2013, and smuggling of conflict area Conflict Minerals to countries beyond the Covered Countries.

Continuous Improvement Efforts to Mitigate Risk

Stratasys continues to take, as applicable, the following steps to improve the due diligence process and mitigate the possibility that we are utilizing Conflict Minerals that benefit armed groups contributing to human rights violations:

•                  Continue to conduct and report annually on supply chain due diligence for the applicable Conflict Minerals, as required by the rule.

•                  Work with suppliers who did not respond to Stratasys’ 2013 survey to help them understand the importance of this initiative to Stratasys and to encourage their participation in 2014.

•                  Attempt to validate supplier responses using information collected via independent conflict free smelter validation programs such as the Electronic Industry Citizenship Coalition

Global e-Sustainability Initiative (EICC/GeSI) Conflict Free Smelter program to which we provide financial support.